May 19, 2008

VIA EDGAR Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail stop 3561
Washington, D.C. 20549

RE:      Ruddick Corporation
            Form 10-K, for Fiscal Year Ended September 30, 2007
            Filed November 29, 2007
            Definitive Proxy Statement on Schedule 14A
            Filed January 2, 2008

            File number 001-06905

Dear Mr. Owings:

Reference is made to the Staff of the Division of Corporate Finance's follow-up letter to Mr. Thomas W. Dickson, Chairman, President and Chief Executive Officer of Ruddick Corporation (the "Company"), dated May 9, 2008 (the "Comment Letter").  Set forth below is our response to the Staff's comments included in the Comment Letter regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the "Form 10-K") of the Registrant filed with the Securities and Exchange Commission (the "SEC") on November 29, 2007 and the Definitive Proxy Statement on Schedule 14A filed with the SEC on January 2, 2008 (the "Proxy").

For your convenience, we have repeated your comments exactly (in bold type) as set forth in the Comment Letter.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A AS FILED JANUARY 2, 2008

Elements of Compensation, page 21

1.      We note your response to prior comment ten of our letter dated March 28, 2008 and your indication that you will include in future filings the personal performance objectives considered in connection with the setting of the base salaries for the NEOs.  Please also tell us, and confirm that you will disclose in future filings, how the corporate operating results impact your decisions in setting base salaries.  For example, state whether a below-expected NOPAT Return could result in a lesser or no increase in base salaries and whether you use the same performance objective threshold in making this determination as you do for your performance shares.

Response:  As stated in our prior letter dated March 28, 2008 (the "Response Letter") and in the Proxy, the Compensation Committee based the increase of the NEOs base salaries on personal performance objectives and corporate operating results.  Further, as noted in the Proxy, this was a subjective evaluation. The Compensation Committee did not use a formula and did not use specific thresholds in connection with the setting of base salaries, but rather considered several factors, including their collective subjective judgment as to what the appropriate base salary level should be for the NEOs. As stated in the Proxy one factor in the decision to increase the NEOs' base salary was the Company's performance as determined by its operating results. However, the Compensation Committee also considered other relevant data, such as the Compensation Surveys, personal performance objectives referred to in the Proxy and as more specifically described in the Response Letter, the Company's historical practices and inflation. If the Company's operating results exceeded expectations, it is possible the Compensation Committee would consider it appropriate to increase the NEOs' base salaries and if the Company's operating results were disappointing, the Compensation Committee may consider not increasing the NEOs' base salaries; however, the Compensation Committee would also consider other personal performance objectives prior to making any such determination.  A lower than expected NOPAT Return would not necessarily result in no increase to the NEOs' base salaries because other factors are considered by the Compensation Committee when setting base salaries, including the impact that it would have on other portions of the NEOs' overall compensation.  Incentive compensation is a large proportion of the NEOs' overall compensation and below than expected NOPAT Return would have a significant impact on such incentive compensation.  Any disappointment in NOPAT Return may very well be attributed to external factors over which the Company has little or no control, such as economic conditions or competitive activity. The Compensation Committee made its determination concerning the NEOs' base salaries based on its subjective review of the factors set forth above and in the Proxy. The Company will note in future filings the personal performance objectives and corporate operating results considered in setting the base salaries for the NEOs.  The Company will also disclose in future filings that the decision was based on a subjective review of the factors considered and will indicate that no specific threshold was utilized in making this determination.

2.      We note your response to prior comment 11 of our letter dated March 28, 2008 and your proposed disclosure in response to this comment.  Please ensure that you explain in future filings why "the Company believes these measures are appropriate determinates of the Company's and its operating subsidiaries' success," such as you have in the preceding explanation you provided in response to the comment.

Response:  In future filings, the Company will include the disclosure provided in the response to comment 11 of our letter dated March 28, 2008, as to why the Compensation Committee believes that NOPAT Return and Operating Profit Margin are the appropriate determinates of the Company's and its operating subsidiaries' success.

The Company appreciates the comments of the SEC in assisting us in the Company's compliance with the applicable disclosure requirements and enhancement in the overall disclosure in its filings.  We further acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. Questions or requests for additional information may be directed to me at (704) 372-5404.  Thank you for your attention to this matter.

                                                                                    Very truly yours,

/s/ JOHN B. WOODLIEF
John B. Woodlief
Vice President - Finance
and Chief Financial Officer